Advisors' Guide: Questioning the "Flight to Safety"

A Paradigm White Paper
May 2008

For more information contact Gordon Sacks, Vice President
at 518-431-3261 or gsacks@paradigmcapital.com
www.paradigmcapital.com

Paradigm
Capital Management, Inc.

Advisors’ Guide: Questioning the “Flight to Safety”

Despite client fears, recent recessions have not been disastrous periods for the stock market. On average, the S&P 500 has returned 6.72% during the last four recessions. So while the dislocation in the broader “Main Street” economy may be significant, Wall Street has typically done reasonably well.

Conventional wisdom dictates “flight to safety” during recessions, with investors moving to the perceived stability of well-known large-cap companies. Many investors assume these household names will fare better in challenging markets.

To test this hypothesis, Paradigm Capital Management evaluated the last four recessions to see how different asset classes performed. This four-recession period was chosen based on available data for the Russell 2000 small-cap benchmark. We compared the performance of the S&P 500, representing 500 large, well-known companies, with the Russell 2000, which includes the 2,000 smallest companies by market capitalization in the more comprehensive Russell 3000 index.

Our goal was to find out what lessons investors can learn from past recessions about the effects of recessions on the returns of various asset classes. Things change and past performance is not a guarantee of future gains as all the advertisements point out, but patterns can provide valuable insight into market dynamics and illustrate opportunities often missed by the mainstream market.

Methodology

Paradigm compared the performance of the S&P 500 to the Russell 2000 for the one-year and three-year periods following each of the last four recessions.

Results

The research findings were surprising: Small caps materially outperformed large caps on average in the one-year and three-year periods after the last four recessions

ONE-YEAR RESULTS

On average, the S&P returned 8.28 % in the year after a recession, while the Russell 2000 returned an average 16.22% in the same post-recessionary time period. In fact, the small-cap benchmark outperformed the large-cap benchmark after all four recent recessions.


ONE-YEAR RESULTS
AVERAGE ANNUAL RETURN
20
15
10
5
0
Russell 2000
S&P 500
1
YEAR(S)

THREE-YEAR RESULTS

Small caps outperformed large caps on average in the 36 months following a recession, and in three out of four three-year periods after a recession. The S&P 500 returned an annualized average of 11.60% in the three years after a recession, while the Russell 2000 returned an annualized average of 15.56%.


THREE-YEAR RESULTS
AVERAGE ANNUAL RETURN
20
15
10
5
0
Russell 2000
S&P 500
1
2
3
YEAR(S)

Recession Period	S&P 500 Rec Pd	S&P 500 1yr Forward	S&P 500 3yr Forward	Russell 2000 Rec Pd	Russell 2000 1yr Forward	Russell 2000 3yr Forward
3/2001 - 11/2001	-7.18%	-16.51%	2.73%	-1.68%	-10.58%	12.68%
7/1990 - 3/1991	7.64%	11.04%	9.09%	1.12%	19.11%	13.66%
7/1981 - 11/1982	10.01%	25.57%	18.59%	4.58%	30.35%	12.31%
1/1980 - 7/1980	16.39%	13.00%	15.99%	14.13%	26.01%	23.58%
Average		8.28%	11.60%		16.22%	15.56%

Conclusions:

- **For investors currently in the market:** We believe investors should stay the course. Consider taking advantage of depressed market valuations by adding additional resources to undervalued porions of the portfolio to maintain desired diversification and risk levels and take maximum advantage of the market rebound when it occurs.
- **For investors considering where to allocate new funds:** Clients will be tempted to invest where they perceive the most safety, but the history indicates that recessions can be advantageous entry points for long-term, small-cap investors.

Considerations:

Paradigm does not advocate timing the market. We do not believe it is possible to accurately predict macroeconomic developments such as recessions and recoveries. Instead, our experience indicates that disciplined adherence to a detailed plan provided by a qualified professional financial advisor is the best choice for individual and institutional investors.

Definition of a Recession:

The textbook definition is two straight quarters of declining Gross Domestic Product. The National Bureau of Economic Research is widely recognized as the decision-maker about when the economy is officially in a recession, and Paradigm used NBER's recessionary periods for this analysis.



Jonathan Vyorst (Left), Jason Ronovech (Right)

"We invest based on the intrinsic value of each potential holding. Especially during periods of economic downturn, stock prices reflect investors' over-reaction to bad news. These instances give us a chance to acquire solid companies at significant discounts to our estimation of companies' true worth."

Jonathan Vyorst, *Portfolio Manager*

"Recessionary periods often put good companies on sale along with the rest of the market. We believe good companies and good management teams stand out during difficult times, which provide attractive entry points for long-term investors."

Jason Ronovech, *Portfolio Manager*

- **Paradigm Value Fund (PVFAX): Small-Cap Value**
- **Paradigm Select Fund (PFOPX): SMid-Cap Core/Blend**
- **Paradigm Intrinsic Value Fund (PVIVX): All-Cap Value**
- **Paradigm Opportunity Fund (PFOPX): Small-Cap Core/Blend**

Visit www.paradigmcapital.com for more information.

Paradigm
Capital Management, Inc.

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